ORDER NO. 97-196

                                                             ENTERED JUN 04 1997


This is an electronic copy. Attachments may not appear.

                      BEFORE THE PUBLIC UTILITY COMMISSION

                                    OF OREGON

                                     UM 814


In the Matter of the Application of ENRON    )
CORP for an Order Authorizing the Exercise   )         ORDER
of Influence Over Portland General Electric  )
Company.                                     )


         DISPOSITION: APPLICATION GRANTED

                           INTRODUCTION AND BACKGROUND

          On August 30, 1996, Enron Corp. (Enron) filed an application (the Application), under ORS 757.511, for authority to acquire the power to exercise influence over Portland General Electric Company (PGE), an Oregon public utility. PGE is a wholly owned subsidiary of Portland General Corporation (PGC). Enron and PGC plan to merge and Enron will be the surviving corporation. After the merger, Enron will own all of the issued and outstanding common stock of PGE. Enron will also become an affiliated interest of PGE, as defined in ORS 757.015.

          According to the Application, Enron is an integrated natural gas and electricity company headquartered in Houston, Texas, with over $13 billion in assets, over $13 billion in annual revenue in 1996, and net income of $584 million in 1996. Enron's regulated and nonregulated subsidiaries are involved in many aspects of the production, transport, and sale of both electric and natural gas energy. If the merger is approved, PGC would comprise approximately 20 percent of Enron's assets and annual income.

          The Oregon Public Utility Commission (the Commission) opened this docket to determine whether, as required by ORS 757.511, approval of the Application will serve PGE's customers in the public interest. Although the statute allows the Commission only 19 business days within which to make this determination, Enron extended the deadline on several occasions, with the last extension terminating June 4, 1997. The statute requires the Commission to "examine and investigate" applications received but does not provide for hearings or any other specific process. The Commission docketed this matter as UM 814.

          More than 30 parties intervened in this docket. They include representatives of PGE's residential and industrial customers, other electric and gas utilities in Oregon and the West, energy marketers, the Bonneville Power Administration (BPA), and representatives of various public interest groups. The views expressed by the various parties, and the information elicited in the course of the Commission's investigation, have been useful to the Commission.


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                                                                ORDER NO. 97-196


The Commission is not resolving a contested case dispute between parties, but it is exercising the task delegated to it by the Legislature of ensuring that the merger is in the public interest.

          At a preheating conference held September 16, 1996, Administrative Law Judge Lowell Bergen adopted a procedure recommended by the parties involving discovery, opening and reply comments from parties, a preliminary report by the Staff of the Commission (Staff), settlement discussions, a final Staff report and proposed order, and final comments from the parties. In addition, the Commission held public meetings on October 2, 1996, and February 14, 1997. There was a final public meeting on May 6, 1997.

          The investigatory process has been extensive. Parties and Staff made hundreds of data requests of Enron, PGE, and PGC, and held depositions of key Enron and PGC/PGE personnel. Enron also submitted data requests to Staff and other parties. The parties filed detailed comments, reply comments and final comments. Staff's preliminary report, issued on January 16, 1997, recommended merger approval, provided Enron and PGE agreed to accept 23 conditions. Several of the proposed conditions concerned the level of compensation and benefits for customers that should result from the merger. The parties held settlement discussions through March 12, 1997. These discussions resolved many issues in principle, but the parties did not agree on the main issue of an appropriate level of compensation and benefits for customers.

          On April 11, 1997, Staff issued a final report, which recommended that the Commission deny Enron's application because Enron did not meet its burden of showing that the Enron/PGC merger would serve PGE's customers in the public interest. The final report concluded that Enron had not agreed to an appropriate level of compensation and benefits for PGE's customers.

          After Staff's final report, Enron and PGC submitted a revised proposal to resolve all remaining issues with Staff, including the issue of appropriate compensation and benefits. Settlement discussions on this revised proposal occurred on April 24 and 29, 1997. At the conclusion of settlement discussions, Staff, Enron, PGC and certain other parties agreed to and executed a Stipulation (the Stipulation) resolving all issues raised by Staff and the signatory parties. The Stipulation is supported by the Explanatory Brief of Enron, Staff, and PGC, and by the testimony of Phil Nyegaard of Staff, Kelley Marold of PGE, and Geoff Roberts of Enron.

          The Stipulation provides for $141 million in guaranteed monetary compensation and benefits for PGE's retail customers. Staff has determined that this amount of compensation and benefits meets the standard set forth in ORS
757.511. As a result of the Stipulation, Staff and the other signatories recommend that the Commission approve Enron's application and find that Enron's acquisition of the power to exercise influence over PGE will serve PGE's customers in the public interest.

                               PROCEDURAL MATTERS

          The official record of this proceeding consists of the following documents: Application filed by Enron on August 30, 1996, and all exhibits and attachments to the Application; the First Amendment to Amended and Restated Agreement and Plan of Merger filed by Enron on May 2, 1997; all documents filed by the parties in this proceeding with the Administrative Law Judge; all transcripts of public meetings; all comments, reply comments and final comments of the parties; all data requests and responses to data requests; transcripts of all depositions of representatives of Enron, PGC and PGE; the Memorandum of Understanding among Enron, PGC, and certain public interest parties referred to



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                                                                ORDER NO. 97-196


in condition 18 of the Stipulation; the Preliminary Staff Report; the Final Staff Report; the Stipulation dated April 29, 1997, the testimony supporting the Stipulation, and the Joint Comments and Explanatory Brief of the Staff, Enron and PGC supporting the Stipulation; and the stipulation dated May 23, 1997, between Enron, PGE, PGC, and Northwest Natural Gas Company (NNG). The Commission takes official notice of the February 26, 1997, Order of the Federal Energy Regulatory Commission (FERC) in FERC Docket Nos. EC96-36-000, ER96-3065-000, and ER 97-708-000 approving the merger, and the Order of the Nuclear Regulatory Commission (NRC) dated March 6, 1997, in NRC Docket No. 50-344, also approving the merger. The April 29 Stipulation is attached to this order as Appendix A. The May 23 stipulation is attached to this order as Appendix B.

          At the public meeting on May 6, 1997, Jody Robindottir filed a petition on behalf of herself and others calling for further hearings and public testimony. This proceeding commenced with the filing of the Application on August 30, 1996, and continued on September 16, 1996, with a conference of all the parties to set a procedural schedule. There were public meetings with the Commissioners on October 2, 1996, February 14, 1997, and May 6, 1997. Ms. Robindottir spoke at the February 14, 1997, and May 6, 1997, public meetings. No further public meetings or hearings are necessary.

          Lloyd K. Marbet, the Don't Waste Oregon Council, and the Utility Reform Project (collectively URP) filed comments on May 2, 1997, which imply that further proceedings in the nature of a contested case hearing are necessary. Assuming the comments constitute a request for further proceedings, it is not timely. On March 19, 1997, the Administrative Law Judge sent a Memorandum to all of the parties noting that Enron and PGC had requested a schedule for the remainder of the proceeding that included a pre-hearing conference to discuss a possible contested case hearing. The Memorandum stated that at the procedural conference on September 16, 1996, it was agreed that the best way to proceed was to handle this matter as an investigation with comments, reply comments, public meetings with the Commissioners, Staff reports, and a proposed order. The Memorandum also stated that an evidentiary hearing would fundamentally change the nature of this proceeding and significantly affect the schedule. The Memorandum gave the parties until March 27 to comment on these scheduling matters.

          URP did not comment on the Memorandum or the necessity for an evidentiary or contested case hearing. No comments were filed which supported an evidentiary hearing, and several comments were filed in opposition to an evidentiary or contested case hearing. On March 31, 1997, the Administrative Law Judge adopted a procedural schedule for the remainder of the proceeding which did not include a pre-hearing conference to prepare for an evidentiary or contested case hearing. The ruling stated: "No party is claiming that the record is insufficient for the Commissioners to determine whether Enron's application to acquire influence over PGE is in the public interest." The ruling also stated: "The decision whether to fundamentally change the proceeding should be made prior to the filing of Staff's final report and proposed order. No party is requesting that the proceeding be changed prior to that time." No request for a contested case or evidentiary hearing was made within the time required by the Administrative Law Judge, and the Commission will not entertain that request now. If the comments of URP are a request for a hearing on the Stipulation under OAR 860-014-0085(5), we deny the request for the reasons discussed below.

          The Commission concludes that no purpose will be served by further proceedings or a contested case hearing. ORS 757.511 directs the Commission to investigate the Application and gives the Commission 19 business days to act on the Application. The Commission is not directed by the legislature to hold a contested case hearing but rather to investigate. Indeed, it would be impossible to hold a contested case hearing in a case this complex in only 19 business days.


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                                                                ORDER NO. 97-196


          The Commission has investigated the Application and concludes that there are no factual disputes which the Commission needs to resolve through a contested case hearing before the Commission is able to determine whether approval of the Application will serve PGE's customers in the public interest.

                                     OPINION

Standard for Approval - Benefits vs. No Harm

          ORS 757.511 requires that, if the Commission is to approve a merger such as the PGC/Enron combination, the Commission must find the change in control would "serve the public utility's customers in the public interest." Enron's Initial Comments set forth an argument that this standard means that PGE's customers will be no worse off with the merger than they would be with the merger -- a "no harm" standard. Staff and several intervenors have argued this statute requires that PGE's customers be better off with the merger than they would be without the merger -- a "benefits" standard. Staff defines "compensation" as the money owed to customers to offset potential harm as a result of the merger, and "benefit" as a merger outcome which makes customers better off than they would be without the merger.

          Staff's preliminary report estimated that, to meet its definition of an adequate benefit from the proposed merger, the compensation and benefits of the proposed merger should total approximately $168.5 million, or about $47.4 million each year for four years./1 The worksheets included in Staff's preliminary report relied upon PGE marketing information, as well as Staff's assumptions about PGE's and Enron's future market share, product margins, and the timing of open access in the Western Systems Coordinating Council (WSCC). Staff proposed that the Commission retain the right to "revisit" these margin calculations in a future rate proceeding. The annual Staff compensation and benefit amount of $47.4 million consisted of three components: 1) fuel and administrative cost savings of $11.2 million each year for four years; 2) future margins from PGE's wholesale trading floor of $11.7 million each year for four years and, 3) a 50 percent share of future margins from PGE/Enron non-franchise retail sales in the WSCC region of $24.5 million each year for four years.

          The first component anticipated a clear benefit from the merger -- a reduction of PGE costs resulting from Enron's oversight and the efficiencies resulting from combining similar corporate functions.

          Future trading floor margins, the second component, was compensation to PGE customers to offset a potential harm, namely the loss of these margins after the merger. Enron and PGC clarified in a letter to all parties in January that PGE intended to terminate certain term wholesale and retail trading activities after the merger. Because PGE customers had partially supported utility operations, including the trading floor, to acquire necessary resources to meet retail load, Staff argued that PGE customers were entitled to compensation for the margins this business unit would have generated and which would have been used to reduce PGE customer rates.

          The third component consisted of both compensation and benefits -- compensation to PGE customers for the margins PGE would have made in the WSCC without the merger, and benefits of retail non-fanchise margins resulting from Enron's use of PGE's name, customer relationships, and reputation as a skilled distributor of electric power.

--------
1 The $168.5 million is the net present value of $47.4 per year for four years.


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                                                                ORDER NO. 97-196


          Enron and PGC challenged both Staff's calculations and premises of customer compensation and benefits. However, on February 27, 1997, Enron and PGC presented an alternative calculation of the three components. Based on this analysis, the Staff and Enron/PGC were able to agree on the first component - cost-of-service savings -- setting a guaranteed level of $9 million per year starting on the anniversary date of the merger and continuing for four years. These cost-of-service savings would not occur without the merger, and Enron and PGE have guaranteed them for four years regardless of PGE's rate case schedule or electric industry restructuring in Oregon.

          On the remaining two components, however, Staff and Enron/PGC differed significantly. Their significant differences of opinion included the time period over which compensation and benefits for the last two components should occur, and estimates of appropriate margins and market share of the wholesale and retail businesses. These differences of opinion produced estimated compensation and benefits ranging between $5 million and $182.9 million.

          The Stipulation resolves this issue among the signatories with Enron's agreement to guarantee monetary compensation and benefits of $141 million, including the $36 million in cost-of-service savings which would otherwise not be available to PGE customers, and $105 million in compensation and additional benefits. Based on the record, we find that this level of compensation and benefit satisfies the higher "benefit" standard. Therefore it necessarily satisfies the lower "no harm" standard. Accordingly, having decided that the compensation and benefits to PGE's customers are sufficient to satisfy either standard of proof, we do not need to resolve the issue of the appropriate standard.

Stipulations and Conditions

          Staff and other parties raised issues other than compensation and benefits during the proceeding, including:

     1)   Potential for PGE's customers to experience higher rates;
     2) Potential for PGE's customers to experience declining service and reliability;
     3) Potential for harm to emerging competitive markets and for cross-subsidization;
     4)   Potential for marketing abuses by affiliates;
     5)   Protection of public purposes;
     6)   Enforcement of conditions and commitments;
     7) PGE's willingness to engage in restructuring and allow its customers direct access.

Many of the parties were able to resolve these issues through conditions and commitments contained in the Stipulation. These conditions and commitments provide important measures and requirements, beyond those provided by the Commission's statutory authority and existing rules, to protect PGE's customers, competitors, and the public generally.

          The first three conditions of the Stipulation supplement the Commission's statutes and rules with respect to access to information and review of inter-corporate transactions that result in direct charges or cost allocations.

          The fourth condition of the Stipulation directly prohibits PGE from bearing any of the merger acquisition premium, transaction costs, or merger transition costs.


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                                                                ORDER NO. 97-196


          The Stipulation's fifth through ninth conditions all serve to enhance the means by which the Commission can ensure that Enron does not weaken PGE's financial condition. PGE must maintain its own long-term debt ratings and preferred stock ratings for as long as it has preferred stock outstanding. PGE must maintain the common equity portion of its capital structure at 48 percent or higher unless the Commission approves a different level, and must notify the Commission of certain dividends and distributions to Enron. Enron must provide the Commission access to information provided to the financial community, including stock and bond analysts. Enron and PGE agree that PGE's cost of capital will not rise as a result of the merger.

          The tenth condition of the Stipulation is common to merger orders. It is a guarantee that PGE's customers will be held harmless if the PGC and Enron merger results in a higher revenue requirement for PGE than if the merger had not occurred.

          To ensure a continued PGE commitment to safety and reliability, the Stipulation's condition 11 is a service quality program, under which PGE will be subject to revenue requirement reductions if it does not meet certain performance targets established annually. This condition formalizes an informal process PGE has followed with Staff for several years. The Commission believes this condition protects against potential harm from reduced service quality.

          Conditions 12, 13, and 14 of the Stipulation provide additional protection against cross-subsidization between PGE and its affiliates. These conditions require more frequent and expanded reporting of affiliated interest transactions, as well as a direct prohibition on allocations or direct charges from Enron to PGE without Commission authorization.

          To prevent certain potential marketing abuses by PGE affiliates, Stipulation conditions 15 and 17 place restrictions on Enron's access to PGE's power, natural gas assets, or excess pipeline capacity and to PGE's individual and aggregated customer information. Condition 16 of the Stipulation requires frequent reporting of any affiliate transactions involving PGE gas or electricity. These conditions adequately protect PGE's customers against any manipulation of PGE's assets or customer information by Enron.

          The Stipulation also contains various commitments by Enron and PGE. Condition 18 covers Enron and PGE's commitment to various public purposes, including development of renewable resources, continued mitigation of the fish and wildlife impacts of PGE's hydroelectric facilities, the filing of a systems benefit charge at the levels proposed by the Regional Review, and charitable donations for low income bill assistance. While we acknowledge the Memorandum of Understanding (MOU) in which PGE and Enron make these commitments, this acknowledgment does not prejudge any ratemaking issues or filings that may be associated with implementation of the MOU's provisions. The Commission recognizes the MOU as an agreement among the parties signing it. In the event of disputes among the parties, the parties will pursue whatever rights they have in other forums.

          Stipulation conditions 19 and 20 contain Enron's commitment to provide PGE's customers compensation and benefits totaling $141 million, as discussed above.

          To facilitate the Commission's enforcement of Enron's and PGE's compliance with the conditions and commitments 1 through 20 (except 11 and 18), condition 21 of the Stipulation allows the Commission to impose penalties, under certain circumstances, without first obtaining a court order. Except for conditions that contain absolute prohibitions, the provisions of condition 21 allow Enron and PGE an opportunity to correct any non-compliance after receiving Commission notice.


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                                                                ORDER NO. 97-196


          Finally, Stipulation condition 22 states Enron's and PGE's commitment to file, within 60 days of the merger close, a proposal to initiate a process by which disaggregation and customer choice may occur for PGE.

Issues Raised by Other Parties

          Impact on Competition. On May 2, 1997, URP filed comments making several arguments. URP first claims that the merger "would contradict utility restructuring to enhance competition." URP bases this claim on the fact PGE would be controlled by Enron, a supplier and broker of energy.

          URP's argument is not well-founded. Information supplied by the parties in response to data requests shows that the merger of Enron and PGC will not increase the concentration of generation resources in the WSCC. The Federal Energy Regulatory Commission (FERC) approved the merger after concluding that the combination of Enron and PGC would not provide the combined entity with inappropriate market power in the WSCC and that the merger would have no adverse effects on wholesale competition.

          The record does not demonstrate that the merger would lessen competition or future customer choice of energy suppliers. To the contrary, there is currently no competition permitted for retail customers in PGE's service territory. The Stipulation will enhance the development of retail competition in PGE's service territory because it requires Enron to submit a plan for retail customer choice within 60 days after the merger closes.

          Cross-Subsidization. URP also claims that the merger might afford opportunities for cross-subsidization. This issue has been fully debated in this proceeding. Many parties filed comments on this subject. Vantus Energy Corporation (now PG&E Energy Services) focused its comments on this issue and the conditions necessary to ensure the development of a competitive retail energy market. Cross-subsidy is one of the primary issues identified by Staff. Both Vantus and Staff have signed the Stipulation which contains provisions aimed at preventing harm to PGE's customers and PGE's and Enron's competitors through cross-subsidy. The Commission finds that the provisions of the Stipulation along with the authority given the Commission by statute and rule are sufficient to prevent harm to PGE's customers and competitive markets through cross-subsidy.

          Diversion of Revenues from Sales for Resale, and Compensation for PGE's Transmission Facilities. URP asserts the merger would allow Enron to divert revenue from sales for resale from PGE to Enron. URP bases its claim largely on URP's belief that PGE now buys low cost power in the Northwest which it resells over its transmission system (primarily the Pacific Intertie) for a profit. URP also argues that condition 20 is insufficient to compensate ratepayers for PGE's transmission facilities. URP overlooks the fact that PGE and all transmitting utilities are required by FERC to file open access tariffs to allow others to use their transmission systems. PGE and other transmitting utilities are required to pay the same rates to use their transmission systems as they charge to other users. As a result, Enron is now able, without the merger, to buy Northwest power and transmit it over the Pacific Intertie for resale out of the region in the same manner that PGE can. Moreover, Enron will not gain preferential access or rights to PGE's transmission system from the merger because of FERC's open access transmission rules.

          URP's claim concerning sales for resale relates, as it relates to affiliate abuse and cross-subsidy issues, has been addressed in this Order. Finally, to the extent that the merger might result in the reduction of revenues from sales for resale which are credited to Oregon ratepayers, the Stipulation provides for $105 million in payments to


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                                                                ORDER NO. 97-196


Oregon ratepayers. This amount compensates for any harm the ratepayers might experience from the loss of revenues from sales for resale by PGE.

          Vague and Meaningless Conditions. URP contends that condition 19 is worded to make it meaningless. The Commission disagrees and finds that it will be able to enforce condition 19 to provide the guaranteed benefit of $36 to ratepayers. URP claims that several other conditions of the Stipulation are meaningless because the Commission could and should adopt these conditions on its own authority. The fact is that the Commission has not adopted these conditions on its own authority and need not do so because they are contained in the Stipulation. The Commission finds that the conditions which URP labels "meaningless" enhance the ability of the Commission to control affiliate abuse, prevent cross-subsidy, and protect Oregon ratepayers.

          URP claims that Stipulation conditions 10 and 14 are vague. The Commission disagrees. The Commission finds that Enron's guarantee that PGE customers will be held harmless if the merger results in a higher revenue requirement protects customers. The Commission also finds that Enron's agreement not to subsidize its activities by allocating or directly charging expenses to PGE not authorized by the Commission will assist the Commission in protecting customers from affiliate abuse.

          Use of Customer Information. Finally, URP asserts that Stipulation condition 17 is harmful. URP claims that condition 17 allows PGE to use customer information in ways harmful to competition while withholding the information from PGE affiliates and companies not affiliated with PGE. URP misunderstands condition 17. This condition allows customers to have their customer specific information protected from disclosure. However, the information may be disclosed with the permission of the customer. This allows the information to be used by alternative providers of customer services if the customer desires. The Commission finds that condition 17 will help prevent PGE and its affiliates from gaining a competitive advantage as a result of PGE's access to customer information.

          Residential Exchange Benefits. In their May 2, 1997, comments, both the Public Power Council (PPC) and BPA discuss the effect of condition 20 of the Stipulation on PGE's average system cost for purposes of calculating the residential exchange benefits of PGE customers under the Northwest Power Act. PPC would like the $105 million credit to be applied to PGE's average system costs proportionate to their respective share of the various expense categories in PGE's total recoverable expenses, as determined by the Commission. BPA wants the Commission to reserve the right to shape or amortize the $105 million credit in a manner that reflects the decline in PGE's residential exchange benefits.

          The Commission is not required to act at this time with respect to the issues raised by PPC and BPA. Average system costs and residential exchange benefits are determined by BPA and not by the Commission. Condition 20 of the Stipulation reserves to the Commission the right to change the apportionment of the $105 million credit in any future rate proceeding. This gives the Commission the ability to address the concerns of PPC and BPA in the future.

          NNG Stipulation. NNG filed comments during the proceeding expressing concern about the impact the proposed merger would have on NNG. NNG did not sign the April 19 Stipulation. However, on May 23, NNG signed a stipulation with Enron, PGE, and PGC in which the signatories agreed that Enron's Application satisfies the statutory standard of serving PGE's customers in the public interest. The signatories agreed to two conditions relating to the posting of information relating to excess pipeline capacity, and the tariffing of joint sales of electricity and natural gas. The stipulation was filed on May 23, along with a motion to shorten the time allowed by Commission rules to respond to


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                                                                ORDER NO. 97-196


the stipulation and the motion. The motion was granted by the Administrative Law Judge, who allowed responses to the stipulation and motion to be filed until 5 p.m. on June 2, 1997. No responses were filed.

          The Commission finds that the conditions of the stipulation will protect customers of PGE and NNG from unfair competitive practices during the transition from a tightly regulated power industry to a more competitive one allowing greater choice of suppliers. The Commission accepts and adopts the stipulation.

          Summary. The Commission approves the merger of Enron and PGC. Based on the record in this proceeding, the Commission finds that approval of the merger on the conditions set forth in the Stipulation will not harm PGE's customers, will not result in the degradation of PGE's service, will not result in higher rates to PGE customers, will not weaken PGE's financial structure and will not diminish PGE's utility assets. The Commission finds that approval of the merger will provide benefits to PGE's customers and will serve PGE's customers in the public interest.

                                   CONCLUSIONS

          Based upon its investigation and review of Enron's application, the Commission concludes that:

     1. Enron Corp., as the result of its merger with Portland General Corporation, would exercise influence over Portland General Electric Company.

     2. Portland General Electric Company is a public utility subject to the jurisdiction of the Oregon Public Utility Commission.

     3. After completion of the merger of Enron Corp. and Portland General Corporation, an affiliated interest relationship would exist between Portland General Electric Company and Enron Corp.

     4. Approval of the merger will serve PGE's customers in the public interest.




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                                                                ORDER NO. 97-196


                                      ORDER

                  IT IS ORDERED that:


     1. The stipulations dated April 29, 1997, and May 23, 1997, are adopted by the Commission and incorporated by reference in this order.

     2. Enron's application to acquire the power to exercise influence over PGE is granted.


          Made, entered, and effective ______________________________.



________________________________        ________________________________
          Roger Hamilton                          Ron Eachus
             Chairman                            Commissioner


                                        ________________________________
                                                  Joan H. Smith
                                                  Commissioner


A party may request rehearing or reconsideration of this order pursuant to ORS
756.561. A request for rehearing or reconsideration must be filed with the Commission within 60 days of the date of service of this order. The request must comply with the requirements of OAR 860-014-0095. A copy of any such request must also be served on each party to the proceeding as provided by OAR 860-013-0070. A party may appeal this order to a court pursuant to ORS 756.580.

                      BEFORE THE PUBLIC UTILITY COMMISSION
                                    OF OREGON

                                     UM 814


In the Matter of the Application of Enron   )
Corp for an Order Authorizing the           )
Exercise of Influence Over Portland         )        STIPULATION
General Electric Company, a Public Utility  )


RECITALS

1. On August 30, 1996, Enron Corp (Enron) filed an Application to Exercise Influence over Portland General Electric Company (PGE) (hereinafter, "Application"). A Prehearing Conference was held on September 16, 1996, at which the events and schedule for the proceedings were agreed upon by all the parties. A Conference Memorandum confirming the agreement was issued September 17, 1996.

2. The procedure agreed to by the parties included, among other things, discovery, an exchange of comments, a preliminary recommendation by Staff and a settlement conference. The dates for these events were revised by subsequent orders of the Administrative Law Judge dated November 26, 1996, December 11, 1996, and February 26, 1997.

3. At the request of Staff, depositions of Geoffrey D. Roberts, Steven J. Kean, Kenneth D., Rice, Jeffrey K. Skilling, J. Clifford Baxter, John Stinebaugh, Joseph Hirko, Alvin Alexanderson and James J. Piro were conducted on November 21, 1996.

4. The parties commenced a settlement conference on January 22, 1997, and continued discussions until January 24, 1997. The Commissioners held a public hearing on the status of settlement discussions on February 14, 1997. Additional settlement discussions were conducted on February 25, March 12, April 24, and April 29, 1997.

5. On April 14, 1997, Enron and PGE announced a revised merger agreement, in which Enron and PGE agreed to change the ratio by which PGE's shareholders may exchange PGE shares for Enron shares from a one-to-one ratio to a one to 0.9825 ratio.

6. Based on the record in the case, and for the purpose of recommending to the Commission that Enron's Application satisfies the statutory standard of serving PGE's customers in the public interest, the following undersigned parties ("Settlement Parties") desire to enter into this Stipulation.


1 - STIPULATION
                                                                      APPENDIX A
                                                                    PAGE 1 OF 17

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                                                                ORDER NO. 97-196


          WHEREFORE, the Settlement Parties stipulate and agree as follows:

                                   CONDITIONS

          The Settlement Parties agree that the following conditions shall be incorporated in a final Commission order approving the Application:

1. To determine the reasonableness of allocation factors used by Enron to assign costs to PGE and amounts subject to allocation or direct charges, the Commission or its agents may audit the accounts of Enron and its unregulated subsidiaries which are the bases for charges to PGE. Enron agrees to cooperate fully with such Commission audits.

2. Enron and PGE shall provide the Commission access to all books of account, as well as all documents, data and records of their affiliated interests, which pertain to transactions between PGE and all its affiliated interests.

3. PGE shall maintain its own accounting system, separate from Enron's accounting system. All PGE financial books and records shall be kept in Portland, Oregon.

4. Enron and PGE shall exclude all costs of the merger, including merger transition costs, from PGE's utility accounts. Within 90-days following the merger completion, Enron will provide a preliminary accounting of these costs. Further, Enron agrees to provide the Commission a final accounting of these costs, within 30 days following the accounting close of the merger.

5. PGE shall maintain separate debt and, if outstanding, preferred stock ratings.

6. PGE shall not make any distribution to Enron that would cause PGE's equity capital to fall below 48 percent of the total PGE capital without Commission approval. The Commission Staff PGE and Enron may re-examine this minimum common equity percentage as financial conditions change, and may request that it be adjusted.

7. Enron, PGE and Commission Staff agree that the allowed return on common equity and other costs of capital will not rise as a result of the merger. These capital costs refer to the costs of capital used for purposes of rate setting, avoided cost calculations, affiliated interest transactions, least cost planning, and other regulatory purposes.

8. Enron and PGE shall provide the Commission unrestricted access to all written information provided to common stock, bond, or bond rating analysts, which directly or. indirectly pertains to PGE or any affiliate that exercises influence or control over PGE. Such information includes, but is not limited to, reports provided to, and presentations made to, common stock analysts and bond rating analysts. For purposes of this condition, "written" information includes but is not limited to any written and printed

2 - STIPULATION
                                                                      APPENDIX A
                                                                    PAGE 2 OF 17

                                                                ORDER NO. 97-196


material, audio and video tapes, computer disks and electronically-stored information. Nothing in this condition shall be deemed to be a waiver of Enron's or PGE's right to seek protection of the information.

9. Unless such a disclosure is unlawful, Enron shall notify the Commission of:

     a. Its intention to transfer more than 5 percent of PGE's retained earnings to Enron over a six-month period, at least 60 days before such a transfer begins.

     b. Its intention to declare a special cash dividend from PGE, at least 30 days before declaring each such dividend.

     c. Its most recent quarterly common stock cash dividend payment from PGE within 30 days after declaring each such dividend.

10. Enron guarantees that the customers of PGE shall be held harmless if the merger between Enron and PGE results in a higher revenue requirement for PGE than if the merger had not occurred.

11. PGE shall stipulate to, adopt, and implement service quality performance measures, as fully described in Commission Staffs Proposed Stipulations for Service Quality Measures, to ensure that its current levels of service quality are maintained or improved. The P 1 and P2 measures for 1997 shall be:

                            P1          P2
                  Cl        .10         .13
                  RI        1.5         1.7
                  R2        1.2         1.4
                  R3        NA          NA

12. PGE and Enron agree to comply with all Commission requirements regarding affiliated interest (AI) transactions, including timely filing of applications and reports. For 199'7, 1998, and 1999, PGE will file semi-annual AI reports, as otherwise required by OAR I860-27-200. The AI report due dates shall be April 1, 1998, for the second half of 1997 and October 1, 1998, and June 1, 1999, respectively, for the 1998 semiannual reports. For 1999, the semiannual AI report due dates shall be October 1, 1999 and June 1, 2000.

13. Within 45 days of the end of each calendar quarter for 1997, 1998, and 1999, beginning with the first full quarter following completion of the merger, PGE shall file detailed quarterly reports with the Commission regarding: (a) employee transfers, permanent and temporary, between PGE and Enron; and (b) consulting and training activities conducted by both PGE and Enron personnel for the other entity.

3 - STIPULATION
                                                                      APPENDIX A
                                                                    PAGE 3 OF 17

                                                                ORDER NO. 97-196


14. Enron shall not subsidize its activities by allocating to or directly charging PGE expenses not authorized by the Commission to be so allocated or directly charged.

15. PGE shall not give its. affiliates preferential access through any prearranged, formal or informal, agreement with any of its affiliates regarding PGE's excess pipeline capacity and related capacity assets. PGE's capacity releases will be posted on the appropriate interstate pipeline Electronic Bulletin Board ("EBB").

          PGE shall not give its affiliates preferential access through any prearranged, formal or informal, agreement with any of its affiliates regarding PGE's power or natural gas assets.

          If PGE and an affiliate engage in a blind (i.e. arm's length) exchange transaction (e.g. NY1vflEX, EBBs and similar exchanges), the Commission will presume that the transaction meets the Commission's affiliated interest transfer pricing policy requirements.

16. PGE shall file detailed quarterly reports with the Commission regarding transactions between PGE and Enron involving: (a) gas commodity sales and pipeline capacity releases, and (b) electric power exchanges and sales, and (c) competitive ancillary electric services sales. Commission Staff, Enron, and P GE will promptly develop a report acceptable to the Commission. Such quarterly reports shall be filed for 1997, 1998, and 1999, within 45 days of the end of the quarter, beginning with the first full quarter after completion of the merger.

17. PGE shall not provide to any marketing personnel of any of PGE's affiliates or to any other person not affiliated with PGE, data or information regarding any individual PGE franchise retail customer unless the customer grants written permission, which may be by electronic means. PGE shall provide information developed by it on end-use customer opinions, end-use customer usage, end-use customer characteristics, or similar aggregated retail customer market information to all entities, on the same terms, and conditions, as stated below:'

     a. All entities including PGE affiliates shall provide PGE a written request for information, with a copy to the Commission. PGE shall maintain, at its headquarters, a list of all requests within the last 12 months, and shall make it available to any person requesting it.

     b. If the identical information has been previously provided to the marketing personnel of any of PGE's affiliates or to any other entity not affiliated with PGE, PGE must provide the information within 10 business days of receiving the request. I

4 - STIPULATION
                                                                      APPENDIX A
                                                                    PAGE 4 OF 17

                                                                ORDER NO. 97-196


     c. If the identical information has not been previously provided to the marketing personnel of any of PGE's affiliates or to any other entity not affiliated with PGE, PGE must, within ten business days, either (1) provide the requested information; (2) provide an estimate of the date by which it can provide the information and an explanation of why more than ten business days is necessary; or (3) deny the request with an explanation of the reason for denial.

     d. If PGE denies a request for information by an entity not affiliated with PGE, it shall not make the information available in response to a request from the. marketing personnel of any of PGE's affiliates for three months.

     e. Any requesting person may file a complaint under ORS 756.500 with the Commission.

     f PGE shall be entitled to collect, in advance of providing the requested information, reasonable compensation for the cost of providing it.

18. The Commission understands that PGE and Enron will abide by the agreements reflected in the Memorandum of Understanding (MOLT), entered into in January 1997 between PGE, Enron, Natural Resources Defense Council, Northwest Conservation Act Coalition, The Nature Conservancy of Oregon, Northwest Environmental Advocates, Renewable Northwest Project, Oregon Citizen's Utility Board, Oregon Trout, Trout Unlimited, Native Fish Society, American Rivers, Oregon Energy Coordinator's Association, Community Action Directors of Oregon, and Oregon' HEAT.

The Commission acknowledges the MOLT and the commitments made therein. However, such acknowledgment by the Commission does not include acceptance or denial of
1) any of the costs or benefits contained within the MOU, for which PGE may desire to seek inclusion in rates, or 2) any filings that PGE may make to the . Commission in accordance with the terms of the MOU. The parties maintain whatever enforcement rights exist in other forums.'

19. Enron and PGE commit to provide guaranteed merger related cost of service reductions of $9 million per year for 4 years for a total of $36 million. PGE will establish a balancing account and credit that account with $9 million per year beginning' on the anniversary of the merger completion date and the three subsequent anniversary dates. The balancing account will accrue interest on the unamortized balance at the then current PGE approved rate of return. Customers will receive the benefit of these cost of service reductions through a tariff that shall reduce the unamortized account balance. The customer credit will remain in effect for a total of 4 years, or until the effective date of new tariffs following a general rate case, whichever occurs first.

5 - STIPULATION
                                                                      APPENDIX A
                                                                    PAGE 5 OF 17

                                                                ORDER NO. 97-196


Residual balances in the balancing account, if any, whether debit or credit, will be disposed of only at the discretion of the Commission.

In the event that the actual savings are less than the guaranteed amount of $9 million per year, when determining the new tariffs, PGE will adjust its cost of service to reflect a total merger related cost of service reduction of $9 million in such new tariffs for a period not to extend beyond five years after merger completion. In the event that the new tariffs are a result of PGE disaggregation or divestiture, occurring prior to 5 years after merger completion, the disposition of the $9 million per year for the remainder of the 5 years will be decided in such proceeding.

20.

A.   Payment

Enron and PGE are obligated to provide PGE's customers $105 million upon merger completion, which represents full payment for any entitlement PGE's customers may have to value that relates to:

1) use of PGE's name, reputation, business relationships, expertise, goodwill or other intangibles;

2) wholesale and non-franchise retail activities that PGE has undertaken that will not take place within PGE after the merger (this includes but is not limited to PGE's discontinued term wholesale trading and risk management activities), and wholesale and non-franchise retail activities that PGE might have undertaken had the merger with Enron not occurred; and,

3) added value of the merged entity that is achievable because of the combination or because of the association with PGE.

This payment obligation also shall constitute full payment to PGE's customers for any entitlement to the revenues, value or other benefits arising from the business activities of the merged entity, other than the regulated business activities conducted by PGE. The term "regulated business activities" shall mean the assets and services of PGE which are subject to economic regulation under Oregon or federal law.

6 - STIPULATION
                                                                      APPENDIX A
                                                                    PAGE 6 OF 17

                                                                ORDER NO. 97-196


B.   Exclusions

This payment does not include:

1) revenues from current and future long-term power sales, if any, made by PGE using PGE resources, the cost of which is included in PGE's revenue requirement;

2) revenues from future short-term power sales, if any, made by PGE, using PGE resources, the cost of which is included in PGE's revenue requirement, but only in the event that PGE has surplus resources at the time it enters into such sales; or

3) any benefit resulting from purchases by PGE of Bonneville Power Administration (BPA) power that BPA has allocated to PGE for the benefit of PGE's retail customers.

C.   Accounting

1) The $105 million described in this Condition 20 shall be recorded immediately upon completion of the merger. PGE will record a receivable from Enron and an equal obligation to reflect the payment owed to PGE customers. PGE shall amortize the balance in the customer credit account based on the actual amounts refunded.

2) The customer credit account is established for customers within PGE's service territory, and the amount of the credit shall not be affected by a customer's decision to purchase electricity from third parties pursuant to a direct access or retail wheeling tariff. If functional or corporate disaggregation occurs, or if divestiture occurs, the remaining unamortized balance of the customer credit at that time will be. attributed entirely to the distribution function of PGE. The customer credit will stop when the unamortized balance reaches zero.

3) Interest on the unamortized balance shall be accrued at the then-current PGE approved rate of return and added to the customer credit account.

4) Customers will receive the benefit of this credit through a tariff that shall reduce the unamortized balance of the customer credit. The tariff will be canceled when the customer credit has been fully amortized to customers. Residual balances, if any, whether debit or credit, will be disposed of only at the discretion of the Commission.

7 - STIPULATION
                                                                      APPENDIX A
                                                                    PAGE 7 OF 17

                                                                ORDER NO. 97-196


D.   Implementation

1) Customer credits will be determined based on an eight-year amortization period for the customer credit account. The Commission may change the amortization period in future rate proceedings, provided that the. total amortization period does not exceed ten (10) years.

2) The customer credits will be apportioned among customer classes in the following manner:

     a) 27 percent of the customer credits will be apportioned on an equal-percent-of-revenues basis among all customer classes, including retail power customers served under special contracts but excluding lighting maintenance and ownership charges under lighting Schedules 14, 15 and 91. The maximum credit available to any special contract customers under this subsection shall not exceed the average percentage credit available to all customers under this subsection.

     b) The remaining 73 percent of the customer credits will be apportioned on an equal-percent-of-revenues basis among all customer classes excluding lighting maintenance and ownership charges under lighting Schedules 14, 15 and 91, provided that customers purchasing under Schedule 99 shall receive a benefit only to the extent that they would be credited under the terms of their contracts.

The Commission may change this apportionment in future rate proceedings.

3) PGE will file tariffs to ensure that credits to all customers as set forth herein will begin no later than 45 days after the merger completion date.

E.   Compensation For Use of Employees

Enron shall compensate PGE for the use of PGE employees spending time on Enron matters at the higher of cost or market. PGE shall access Enron employees at a rate equivalent to the lower of cost or market

If PGE or Enron violates any of the conditions 1-20, except for conditions 11 and 18, the Commission may impose in an Order, without first acquiring an order of the Circuit Court, a sum as prescribed in ORS 756.990, subject to the following:

8 - STIPULATION
                                                                      APPENDIX A
                                                                    PAGE 8 OF 17

                                                                ORDER NO. 97-196


     a. For failure to file any notice or report required by these conditions, the Commission. must give PGE and Enron written notice of the violation. If such notice or report is provided to the Commission within 10 business days of receipt of the written notice, there will be no penalty assessment. PGE or Enron may request permission for extensions of the 10 business day period for cause, which permission the Commission shall not unreasonably withhold.

     b. For any violation of conditions 2, 3, 5, 6, 9a, 9b, 15, and 17, Staff must give PGE and Enron notice of the violation, and the date or dates on which the violation occurred.

     c. For any alleged violation other than those covered in a. and b. above,' Staff must give PGE and Enron written notice of the violation. If such failure is corrected within 5 business days of receipt of the written notice, there will be no penalty assessment. PGE or Enron may request permission for extensions of the 5 business day period for cause, which permission the Commission shall not unreasonably withhold.

     d. Notice of any failure of a., b. or c. shall be delivered to both Enron and PGE.

     e. If Enron and/or PGE remain in violation following the periods specified by sections a. and c. above, Staff shall propose imposition of the penalty to the Commission. However, the Commission will impose a penalty on only one of either Enron or PGE for the same violation.

     f. Penalties imposed under this condition shall not go to the General Fund. PGE penalties shall be included in a deferred account established under ORS
757.259. Enron penalties require a cash payment to PGE, whereupon the cash payment amount would be included in a deferred account established under ORS 757.259.

     g. Enron and PGE shall have the right to appeal an order imposing any sums pursuant . to this condition under ORS 756.580.'

22. On or before 60 days after the closing of the merger, PGE shall file a plan with the Commission which includes the following components:

     a. proposed terms and conditions on which all customer classes will have the opportunity to choose their electricity provider;

     b. proposed separation of competitive from monopoly businesses of PGE; and

     1 Condition Nos. 1, 7, 8, 10, 14, 19, 20 and insofar as the they do not deal with the filing of a report, Conditions Nos. 4 and 12.

9 - STIPULATION
                                                                      APPENDIX A
                                                                    PAGE 9 OF 17

                                                                ORDER NO. 97-196


     c. the proposed resolution and recovery of stranded costs.

                                OTHER PROVISIONS

In order to support the incorporation of the above agreements into a final order of the Commission on the Application, the Settlement Parties further agree as follows:

1. Settlement Parties agree that the conditions and commitments made in this Stipulation constitute benefits of the proposed merger to PGE customers and that completion of the merger will serve PGE's customers in the public interest. Settlement Parties recommend that the Commission adopt this Stipulation in its entirety and approve the proposed merger. The parties have negotiated this Stipulation as an integrated document. Accordingly, if the Commission rejects all or any material part of this Stipulation, or adds elements to any final order which are not contemplated by this Stipulation, each party reserves the right to withdraw from this Stipulation upon written notice to the Commission and Settlement Parties within five (5) business days of service of the final order rejecting or changing this Stipulation.

2. This Stipulation and all pleadings, data requests, responses to data requests, depositions, transcripts, testimony and written comments shall be entered into the record as evidence. With respect to the issues covered by this Stipulation, the Settlement Parties agree to waive cross examination of one another at any hearing held in this docket. The Settlement Parties agree to support approval of this Stipulation throughout this proceeding.

3. Settlement Parties have executed this Stipulation to resolve identified issues in this proceeding. With respect to the dollar amounts referenced in this Stipulation, no Settlement Party shall be deemed to have accepted or consented to the principles, methods or theories, employed in arriving at such amounts referenced in this Stipulation.,

10 - STIPULATION
                                                                      APPENDIX A
                                                                   PAGE 10 OF 17

4. This Stipulation may be signed in any number of counterparts, each of which will be an original for all purposes, but all of which taken together will constitute only one agreement.

DATED THIS 29th Day of April, 1997

PUBLIC UTILITY COMMISSION

PORTLAND GENERAL ELECTRIC COMPANY/PORTLAND GENERAL CORPORATION

BONNEVILLE POWER ADMINISTRATION

PORTLAND GENERAL ELECTRIC COMPANY/PORTLAND GENERAL CORPORATION

COMMUNITY ACTION DIRECTORS OREGON, INC.

ENRON CORP.

CITIZENS UTILITY BOARD OF OREGON

ENRON CORP.


11 - STIPULATION
                                                                      APPENDIX A
                                                                   PAGE 11 OF 17

Pages 12 though 17 are signature pages and the signatures are not able to be scanned.

                                                                ORDER NO. 97-196


                      BEFORE THE PUBLIC UTILITY COMMISSION
                                    OF OREGON

                                     UM 814

In the Matter of the Application of Enron   )
Corp for an Order Authorizing the           )
Exercise of Influence Over Portland         ) STIPULATION
General Electric Company, a Public          )
Utility                                     )

                                    RECITALS

1. On August 30, 1996, Enron Corp (Enron) filed an Application to Exercise Influence over Portland General Electric Company (PGE) (hereinafter, "Application").

2. Northwest Natural Gas Company (NNG) intervened and filed comments on November 1, 1996, reply comments on December 2, 1996 and further comments on May 2, 1997.

3. The parties to the proceeding commenced a settlement conference on January 22, 1997, and continued discussions until January 24, 1997. The Commissioners held a public hearing on the status of settlement discussions on February 14, 1997. Additional settlement discussions were conducted on February 25, March 12, April 24, and April 29, 1997. PGE and NNG have held additional settlement discussions to resolve the concerns raised by NNG.

4. Based on the record in the case, and for the purpose of recommending to the Commission that Enron's Application satisfies the statutory standard of serving PGE's customers in the public interest, the following undersigned parties (Parties) desire to enter into this Stipulation.

         WHEREFORE, the Parties stipulate and agree as follows:

                                   CONDITIONS

         The Parties agree that the following conditions shall be incorporated in a final Commission order approving the Application:

1 - STIPULATION
                                                                      APPENDIX B
                                                                     PAGE 1 OF 3

1. Posting, of Excess Pipeline Capacity. PGE will post on the EBB all of its excess pipeline capacity not used for its own internal purposes prior to offering the capacity for sale to its retail electric customers.' The capacity posted will not be subject to recall except for PGE's own electric generation purposes, and as permitted under the January 1993 agreement between PGE and NNG pertaining to 30,000 dth/day. With respect to the 46,000 dth/day of non-recallable pipeline capacity PGE purchased from NNG under the January 1993 agreement, prior to posting such capacity, PGE shall publicly give at least 24 hour advance notice on PGE's web site or other publicly available electronic medium of its intent to post any such capacity on the EBB.

2. Tariffing of Joint Sales of Electricity and Gas. Any joint or related sales of electricity and gas by PGE or NNG to its retail customers in the State of Oregon shall be made only under tariffs filed with the Oregon Public Utility Commission, until such customers are eligible for direct access to both commodities either through generic direct access tariffs or pilot programs or until such time as the OPUC determines tariffs are not required for such sales.

                                OTHER PROVISIONS

In order to support the incorporation of the above agreements into a final order of the Commission on the Application, the Parties further agree as follows:

1. The Parties have negotiated this Stipulation as an integrated document. Accordingly, if the Commission rejects all or any material part of this Stipulation, or adds elements to any final order which are not contemplated by this Stipulation, each party reserves the right to withdraw from this Stipulation upon written notice to the Commission and the other party within five (S) business days of service of the final order rejecting or changing this Stipulation.

2. This Stipulation and all pleadings, data requests, responses to data requests, depositions, transcripts, testimony and written comments shall be entered into the

Note: 1 "Retail electric customers" as used herein means PGE's franchised or exclusive service territory end-user customers who purchase gas for their own use, such as traditional residential, commercial and industrial customers. Retail electric customers shall not include those customers able to purchase electricity from suppliers other than PGE under direct access tariffs or pilot programs.

2 - STIPULATION
                                                                      APPENDIX B
                                                                     PAGE 2 OF 3
record as evidence. With respect to the issues covered by this Stipulation, the Parties agree to waive cross examination of one another at any hearing held in this docket. The Parties agree to support approval of this Stipulation throughout this proceeding.

3. The Parties' agreement to this Stipulation is conditioned upon obtaining a ruling from the administrative law judge or the Commission waving the requirements of OAR 860014-0085(5) and shortening the time for objections or requests for a hearing on the Stipulation to no later than June 2, 1997.

4. NNG agrees that inclusion of the above conditions in a final order of the Commission will satisfy the concerns raised by NNG in this proceeding and that NNG will represent to the OPUC and to all other persons that if the conditions are so included, it has no further objection to the merger of Enron and PGC.

5. This Stipulation may be signed in any number of counterparts, each of which will be an original for all purposes, but all of which taken together will constitute only one agreement.

                  DATED THIS 23rd Day of May, 1997
                             ----

PORTLAND GENERAL ELECTRIC                               ENRON CORP.
COMPANY/PORTLAND GENERAL
CORPORATION


NORTHWEST NATURAL GAS COMPANY


3 - STIPULATION
                                                                      APPENDIX B
                                                                     PAGE 3 OF 3